Exhibit 99.1

PCL EMPLOYEES HOLDINGS LTD.

YEAR-END REPORT TO SHAREHOLDERS

FOR FISCAL 2005

Ross Grieve	Joseph D. Thompson
President	Chairman
Chief Executive Officer	PCL Employees Holdings Ltd.
PCL Employees Holdings Ltd.

STRICTLY CONFIDENTIAL	March 2006

Introduction

It is our privilege to present this year-end report reflecting on the fiscal year ended October 31, 2005, which marks the last fiscal period in our organization’s first 100 years of operations. As well, we will comment on significant events that have occurred to this point in fiscal 2006. We will also make some observations and comments about the opportunities and challenges which we see ahead of us in the next few years.

PCL Employees Holdings Ltd. is a private holding company that owns various construction and equipment companies. These companies are independent of each other, have their own board of directors, officers and management and operate in different construction sectors and geographic regions. This report is a consolidation of the financial results of all these companies and comments on their performance.

Fiscal 2005 was a very successful year in which our companies once again had record performance on a number of levels and continued to make progress towards achieving a variety of other goals we have set for ourselves. This annual report will touch on the highlights of fiscal 2005.

We are so proud of the effort our companies made this year in the area of safety. Our fiscal 2005 safety results set a new internal record with our combined lost time frequency rate of 0.26 (0.91 in 2004). Our goal of zero incidents is clearly in sight!

In fiscal 2005 our primary markets in the United States and Canada were strong and our organization had high levels of performance in almost all operating areas. This was a year in

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which a number of our new or restructured operations in locations such as San Diego, Hawaii and British Columbia had their first full year operating cycle and we are very pleased with their progress.

FISCAL 2005

(Note: All dollars are expressed in Canadian dollars unless noted otherwise.)

A. Financial

Final financial results for fiscal 2005 exceeded the mid year forecast by a significant measure. Fiscal 2005 profit before bonus and tax of $188,595,000 was 44% better than planned at mid-year and was our best year ever. 2005 profit before bonus and tax increased 39% from 2004 results. This strong performance was impacted significantly by the successful resolution of the outstanding issues referred to as ‘Ragnar Benson,’ ‘NAIT’ and others; and, as well, by the record performance of many of our operating companies across the organization. Special congratulations for record performance go out to Vancouver, Calgary, Edmonton, PCL Intracon Power, PCL Industrial Management Inc., PCL Industrial Constructors Inc., Melloy, Monad, Teton, Bakersfield, Civil Southwest, the Bahamas and many of the Special Projects divisions.

2005 billings of $3.9 billion set a new record for the organization and were up 27% from fiscal 2004.

Our new work securement for fiscal 2005 of $5.3 billion was nothing short of spectacular. This, as well, is a new record that is 27% higher than our previous new work securement record set last year. Our carryover into fiscal 2006 of $4.9 billion is also a new record, and when combined with the long list of highly probable projects that have yet to be awarded, fiscal 2006 and 2007 should be our busiest years ever.

Once again we were pleased to see our organization be diligent in keeping our overheads at acceptable levels. Our 2005 overhead expense of $119 million came in $6 million less than what had been planned at mid-year. We congratulate all of our operating units for their efforts in this regard.

Attached are PCL Employees Holdings Ltd. Audited Financial Statements for fiscal 2005 that have been reformatted to meet the requirements of the U.S. Security and Exchange Commission (SEC). In response to these financial results your board of directors declared dividends of $4.88 per share payable February 10, 2006 to shareholders of record on January 31, 2006. After payment of these dividends, using the formula set forth in the Unanimous Shareholders Agreement, the directors have set the value of PCL Employees Holdings Ltd. shares at $20.75 per share, an increase of $0.75 per share from its previous value. Long term bonus of $2.25, plus the above stated dividends and the share value increase total $7.88 or a 39.4% return on last year’s share value of $20.00. This result exceeds the 30% goal that we set in our Corporate Vision 2008.

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	2005	2004	2003	2002	2001
Profit before Bonus & Tax	$188,595,000	$135,569,000	$118,110,000	$108,990,000	$146,337,000
Shares Outstanding @ Oct. 31	15,577,612	14,112,701	12,862,189	11,354,311	11,185,337
Long Term Bonus per Share	$2.25	$1.87	$1.60	$1.90	$2.63
Dividend per Share	$4.88	$3.03	$2.88	$3.64	$4.78
Share Value Increase	$.75	$1.00	$.75	$.75	$1.25
New Share Value	$20.75	$20.00	$19.00	$18.25	$17.50
Return on Prior Year End Share Value	39.4%	31.1%	28.7%	35.9%	53.3%

B. Report on Operating Segments

B1.	Buildings - Canada

B1.1	The North

Work this year was primarily confined to the Yellowknife and Whitehorse areas where PCL Constructors Northern Inc. finalized the turnover of recent major projects, along with the execution of a variety of smaller new work. We continue to watch for new opportunities associated with government and natural resource development projects.

B1.2	British Columbia

The spectacular work securement efforts of fiscal 2004 translated into an extremely busy year of execution in this province in fiscal 2005. We are well along with the foundation and marine work component of the massive Vancouver Convention Centre project and made good progress on the two P3 (Public Private Partnership) hospitals—Vancouver General Hospital and Abbotsford Regional Hospital and Cancer Centre. New projects secured this year such as the Rise Condominium for Grosvenor Developments, added to the high levels of activity we are experiencing in the lower mainland.

PCL Constructors Westcoast Inc. continues to be very active in the British Columbia interior with projects such as the Thompson Rivers University Student Residence project in Kamloops, and new projects in the Kelowna/Vernon area such as the Mission Recreation Park Aquatic Centre and Snowbird Heights Phase II project.

B1.3	Alberta, Saskatchewan & Manitoba

PCL Construction Management Inc. set new profit records in both Edmonton and Calgary in fiscal 2005. Excellent project opportunities exist in these major urban areas in both the public and private sectors. Our first full season is now behind us on the $326 million Anthony Henday Drive Southeast Leg Ring Road project. The project enjoyed excellent progress and the relatively mild winter is allowing the project team to position themselves well for the 2006 season. The Anthony Henday project is Alberta’s first P3 project and is viewed to be a very successful one thus prompting the Government of Alberta to launch a similar ring road project around Calgary, which the Calgary office will pursue.

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The Calgary office is very busy with other infrastructure projects such as the Glenmore/ Bearspaw Treatment Facility and a number of overpass/interchange projects. It is highly likely that 2006 will see the start of at least one, and likely two, new major office building projects in downtown Calgary. We are well positioned with many of the potential developers.

PCL Construction Management Inc.’s activity in Saskatchewan continues to be moderate with the Special Projects division contributing significantly to their volumes.

The Winnipeg office of PCL Constructors Canada Inc. has now completed the foundation work for the $170 million Manitoba Hydro building and is well along with the new parking structure associated with the major expansion to the Winnipeg International Airport, which positions them well for future phases. Winnipeg was also successful in securing $40 million worth of civil bridge structure work associated with the expansion of the Red River Floodway now underway in the province. This office continues to provide preconstruction services for the new Human Rights Museum that will hopefully commence construction late 2006 or early 2007.

B1.4	Central Canada

PCL Constructors Canada Inc.’s Toronto office continues to construct the $600 million Pier F at Toronto’s Pearson International Airport and are also in the final stages of the Four Seasons Centre for the Performing Arts scheduled to open in 2006. Construction has commenced on the next phase of condo towers at City Place adjacent to the Harbourview Condominiums we just completed. The Toronto office has enjoyed recent successes with the award of a new soccer stadium at the CNE grounds, a major renovation to the high profile Royal Bank Plaza in downtown Toronto and a $100 million renovation to Union Station that hopefully starts in 2006. The Toronto office did have a number of difficult projects over the course of fiscal 2005 at the University of Toronto, York University and the Hamilton Art Gallery. These projects were all different, but were all very complex, of high quality and unique design leaving our project teams with many lessons learned.

2005 saw continued progress at the Royal Victoria Museum of Nature renovation project in Ottawa. With the construction of a new parking structure at the Ottawa Airport and the construction on Phase 3 Constitution Square for Oxford, the Ottawa office of PCL Constructors Canada Inc. was kept reasonably busy. A recent award for the $39 million Delegation of the Ismaili Imamat building was a good start for fiscal 2006.

B1.5	Atlantic Canada

PCL Constructors Canada Inc.’s progress on the Halifax International Airport expansion positions that major project for completion in 2006. The Halifax office is off to a good start on the Maritime Helicopter Training Centre and new hospital expansion in New Brunswick. This is still a growing operation that has a goal to be the pre-eminent contractor in the Atlantic Provinces and 2006 will hopefully see them take a big step towards achieving that goal.

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B2.	Buildings - U.S.

B2.1	Seattle, Hawaii, Alaska

PCL Construction Services, Inc.’s (“Services”) Seattle office enjoyed a busy 2005 servicing their wide geographical area which includes the Hawaiian Islands and now Alaska. Seattle itself was not overly busy in the buildings sector, but provided significant support in joint venture with PCL Civil Constructors, Inc.’s Tampa Bay team constructing the U.S. $230 million Sound Transit New Light Rail project near the SeaTac International Airport. The Hawaii office continues to identify significant work opportunities. They recently completed their first small project on the island of Maui and have just been advised they have been chosen to build the new U.S. $320 million Residences and Ritz Carlton Club at Kapalua Bay, Maui. They are preparing to start another major time share project for Marriott Vacation Club in Ko Olina on the island of Oahu. The first team members are now in place providing pre-construction services for the large Anchorage Ted Stevens International Airport South Terminal Seismic and Security Retrofit project which will see a construction start this year.

B2.2	Los Angeles and San Diego

The Los Angeles office of Services enjoys a high level of activity as they continue their work at UCLA, Fox Studios, UC Irvine and on a number of condominium projects in downtown L.A. This office is anticipating the award of a U.S. $60 million events center in Ontario, California, and U.S. $80 million parking facility referred to as Olympic West immediately adjacent to the STAPLES Center we built a number of years ago. These new projects in conjunction with two new condominium projects referred to as Metropolis and Washington Square, which total U.S. $170 million, will indeed keep the district very active. Unfortunately, the large parking structure in Las Vegas being overseen by the Los Angeles office, has yielded very poor financial results. Our project team is working hard at the final stages, which will see it complete in 2006.

In San Diego, Services have moved into their new office, which is near the Rady Hall project they won at the nearby University of San Diego campus. They have now successfully completed the Diamond Terrace and Metropolis Condominium projects in downtown San Diego and are very optimistic about their market as they move forward.

B2.3	Minneapolis and Denver

Minneapolis and Denver markets continued to have moderate activity through 2005. Minneapolis focused on their work at Mystic Lake Casino and public sector library work. They were also just awarded a $20 million project with repeat client 3M. Services office in Denver reached a significant milestone with the very successful completion and opening of the Ellie Caulkins Opera House, which was extremely well received by the community. Denver is in final stages of negotiations on a U.S. $60 million “the Cascades” condominium project in Telluride and is hopeful a smaller version of the long delayed Concourse A expansion to the Denver International Airport will commence in 2006. The Denver office also oversaw the courthouse project at Cape Girardeau, Missouri, which has been a difficult project for the district. Our hardworking project team recently obtained substantial completion on this project.

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B2.4	Orlando

The Orlando office of Services has finally seen the return of a stronger marketplace since 9/11. Recent awards for the U.S. $89 million Tierra del Sol time share project, the U.S. $56 million Life Style project at Veranda Park, the U.S. $136 million 55 West Church Street high rise condo project, and the U.S. $53 million Orlando World Center Marriott - Exhibit Hall Expansion in Orlando, in conjunction with the U.S. $115 million Lafarge Gypsum Board Plant in Silver Grove, Kentucky and pending awards at Sea World, have increased the district’s backlog to be in excess of U.S. $300 million. This backlog, coupled with other excellent opportunities, will see this office be extremely busy for the next few years.

B3.	Heavy Industrial - Canada

PCL Industrial Management Inc.’s $300 million Tucker Lake project, undertaken in a joint venture with SNC Lavalin Inc., has made good progress in 2005 and is on track for commissioning in 2006 as planned. PCL Industrial Management Inc. was awarded a $130 million ethanol plant for repeat client, Husky, located at Minnedosa, Manitoba. This work will be carried out in conjunction with PCL Constructors Canada Inc. based in Winnipeg.

Monad Industrial Constructors Inc. (“Monad”) had its busiest year thus far largely because of the subcontract work they took on at Tucker Lake and their work at the BHP Ekati Mine site. As well as new work for Conoco Phillips, Monad will be starting a new project for DeBeers Diamonds at Snap Lake, Northwest Territories in 2006.

PCL Industrial Constructors Inc. wrapped up work for Syncrude at the Aurora site this past year, but continues to be very busy undertaking the Completions Project of Syncrude’s UE-1, Mildred Lake plant expansion that will be commissioned and will be put into full production in late 2006. Work is well along at the CNRL Horizon project north of Fort McMurray and recently additional light civil work has been awarded on that site.

The PCL Pipe Fabrication and Industrial Module Assembly Facility have a significant backlog of work as they begin fiscal 2006.

PCL Intracon Power Inc. (“Intracon”) set record activity levels, primarily working at Syncrude. Eighty million dollars worth of work was put in place, which was three times higher than any previous level of annual activity in their history. This was an important year for Intracon as this rapid growth positioned them well for the significant opportunities ahead. In this record year of activity, Intracon set an additional record with their safety performance in that an excess of 1.3 million manhours was completed without a lost time accident.

Melloy Industrial Services Inc. (“Melloy”) moved into their new facility at Nisku just prior to Christmas and they anticipate their new shop to be full for the whole of fiscal 2006. Field shutdown and maintenance activity is steady. A Melloy team traveled to Malaysia in January 2006 to perform a two month retrofit to a reactor vessel for a client that they did the identical work for in Alberta.

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B4.	Heavy Industrial – U.S.

PCL Industrial Services, Inc. based in Bakersfield (“Bakersfield”) had an extremely busy and successful year and set a new profitability record. The assets of two independent companies, Bakersfield Tank and Bakersfield Protective Coatings, were acquired and integrated into Bakersfield’s operations, adding capacity to both shop and field resources. These acquisitions also added a new business stream to the Bakersfield operations that include industrial painting. A considerable benefit of the acquisitions was the fact that Bakersfield moved their existing operation to the nearby building and yard facility previously owned by these two companies.

Teton Industrial Construction, Inc. based in Atlanta (“Teton”) made significant advances in 2005 in settling a major claim referred to as the “Ragnar Benson” claim, which has now been resolved for in excess of U.S. $6 million. Teton, as well, were successful on a number of new projects including a major power project in Utah for Siemens. Teton were quite busy throughout 2005 and we are very pleased with their safety record in which they completed more than 1.2 million manhours of work throughout their operations with no lost time accidents.

B5.	Heavy Civil

PCL Civil Constructors, Inc. based in Tempe, Arizona (“Civil SW”) had a record year for profitability, and with their significant carryover work coming into 2006, profitability for this fiscal year looks very promising.

Civil SW continues to be very successful in securing water treatment and wastewater treatment projects and, in addition, have two major bridge projects—one in Tempe and one in Tucson. PCL Construction New Mexico, Inc. is now well along on the very large Albuquerque, New Mexico water treatment plant, and they recently signed a contract for a U.S. $10 million treatment facility in New Mexico.

PCL Civil Constructors, Inc.’s operations based in Tampa Bay, Florida (“Civil SE”) continued with the major foundation repair work on the Lee Roy Selmon Crosstown Expressway project and continue to pursue a number of major projects available in their area. They were successful this year in securing the U.S. $118 million I-4/SR 408 East-West Interchange project in Orlando.

B6.	Asset Management

PCL Construction Resources Inc. and PCL Construction Resources (USA) Inc. (“Resources”) were extremely busy throughout fiscal 2005 with considerable activity in the land and buildings side of their business, as well as securing and servicing new major equipment introduced to the company.

In 2005, Resources completed the construction of a new facility for Melloy, commenced construction of a new office building for our Winnipeg operations, helped Ottawa prepare to renovate their future new office and, as well, assisted the Bakersfield office with their land and building purchase and the integration of associated equipment and tools. Besides assisting San Diego, Hawaii and Los Angeles with new office leasing requirements, they were involved in new

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yard operations for Los Angeles and acquisition of 42 acres of land for potential module assembly in the Nisku, Alberta area. Resources expended considerable energy in supporting the development of the new Centennial Learning Centre on our Edmonton campus, which is now approaching its final stages with occupancy in February 2006, and the official opening for June 1, 2006.

Resources were very active in equipment acquisitions adding over $33.5 million of new equipment to our fleet in fiscal 2005.

Vancouver, B.C.-based Grand Sierra Equipment Ltd. kept their fleet of tower cranes busy and are preparing for another busy year in 2006.

B7.	International

PCL Constructors Bahamas Ltd.’s major expansion project to the Atlantis Resort is now well underway. Our client has advised us that they now want us to proceed with the large condominium tower phase of the project, which will bring the total expansion to approximately U.S. $500 million.

B8.	Corporate

All of our corporate support personnel were extremely busy through 2005. Our Finance and Administrative group worked hard on the SEC registration filing and the associated re-characterization of our financial statements. Our Professional Development group successfully carried out major training initiatives with our Leadership Course and Excellence in Construction. They also continued to work on training initiatives directed at supervisors, and started to prepare for major “back to basics” training initiatives for 2006. There was considerable activity relating to relationship building, administration and training for our bonding and insurance programs. Human Resources, Communications, Operations Support and Systems and Technology personnel were extremely active participating in numerous initiatives to help improve our company, including being participants in the Core Teams rebuilding PCL.com and preparing our website and intranet PCL Connects for our 100th anniversary celebrations. As well, the corporate group liaised with the entire organization to assist in the preparations for the centennial year events.

C. Special Projects

The Special Projects operations throughout the organization completed a record $365 million worth of work in fiscal 2005 with a contribution towards profit before bonus and tax of $24 million—again a new record!

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D. Investment Activity

The Diamond Terrace Condominium project in San Diego is now complete. This successful project, in which we had an equity investment, will wrap up financially in 2006. We continue to maintain our equity investment in the Mansion on Forsyth Park hotel project in Savannah which is now in its second year of operations. This investment is secure and hopefully will yield satisfactory returns as the hotel establishes itself in the Savannah area market.

E. PCL Employees Holdings Ltd. Shares (PCLEH)

At the time of this report there are 1,643 shareholders with PCLEH. This represents 70.7% of our total number of salaried employees. Our board of directors has approved continuing the Universal Share Program for fiscal 2006.

F. Safety

Again we congratulate the efforts of PCL Intracon Power Inc. and Teton Industrial Construction, Inc. for reaching significant milestones in their safety statistics in that each exceeded one million manhours of work in fiscal 2005 with no lost time accidents. In total, 4,523 of 4,539 projects were completed without lost time accidents. This translated into an overall corporate lost time frequency rate for 2005 of 0.26 based on over 13 million manhours, which is significantly better than our prior best performance in 2004 of 0.91. In our quest towards zero incidents, we saw our total recordable incident record (TRIR) drop from 8.05 in 2004 to 4.27 in 2005.

We congratulate Orlando, Toronto and Winnipeg who respectively are this year’s first, second, and third place winners of the Bob Tarr Safety Award.

G. Philanthropy & Community Service

This year the PCL companies and their employees directed over $1.3 million (mixed dollars) to the United Way Campaigns across our North American operations.

Overall our companies in fiscal 2005 donated $2,392,194 to charitable causes and community support, including PCL’s matching contributions to employee gifts to the United Way campaign.

Given the critical shortage of skilled trades in Canada’s provinces of Alberta and British Colombia, PCL has committed to donate $1 million towards craft training through three of the area’s technical institutes.

H. Company Problems

In 2005 we were fortunate to resolve outstanding problems such as NAIT in Edmonton, Chicago Place, and Teton’s Ragnar Benson claim. Recently we have satisfactorily resolved a potentially

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difficult situation associated with contaminated soil found on the University of Alberta Health Research Innovation Facility we are constructing.

Energy was directed to resolving the long standing issue on the Blue Water Casino in Arizona, but at this time that matter is still outstanding. We resolved part of the outstanding issue associated with the Huntington Beach Hotel project in Los Angeles leaving only one matter outstanding. We continue to deal with cost recovery as a result of design errors on the Clearwater and Sarasota Bridge projects built by Civil SE. Civil SW resolved the Rose Canyon Pipeline delamination problem. PCL Construction Enterprises, Inc. is still working to find the satisfactory solution to the long outstanding Hoover Visitor Center claim and an intellectual property claim associated with the Nelson Power Plant (“the Dick claim”).

Our Toronto region experienced a number of difficult projects that have given rise to claim activity in that area. We continue to take a proactive approach to resolving these problems and have made adequate provisions to cover any potential negative financial impact relating to these claims.

I. Awards

Please refer to Appendix I for a list of awards that we have received since our last report to you in July of 2005.

We do wish to highlight one of these awards—Fortune 100 Best Companies to Work for in the U.S., in which PCL was recognized for the first time.

J. Centennial Celebrations

2006 is the beginning of our second century of operations as an organization. There are many celebratory events planned throughout our organization in 2006, with the launch of these celebrations occurring at our 2005 holiday parties. We look forward to the issuance of our commemorative centennial book, which will be available for distribution in March of this year.

K. Corporate Governance

No significant issues have emerged since our last report to you in July of 2005.

L. Securities and Exchange Commission

We are now registered with the United States Security and Exchange Commission (SEC) and continue to work through the new regulatory filings and submissions.

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LOOKING AHEAD

2005 on a global scale was a disturbing year in many ways with the inordinate amount of natural disasters that took many lives and caused incredible damage in various locations throughout the world, including the United States. Continued terrorism and the ongoing Iraqi situation, coupled with other flare-ups around the world certainly are unsettling.

Nonetheless, the global economy and the economy of North America for the most part have remained strong. Certainly we predict 2006 and 2007 to be very busy years for our industry and organization. All indications are that interest rates will remain relatively low, inflation will remain in check, and oil and natural gas prices will remain relatively high.

We will watch for the impact of the recent federal elections in Canada and the changes that may emerge as President Bush’s second term comes to an end in the next few years. Perhaps more significantly, we will watch for the impact of globalization. There is rapid change in the world today with the emergence of the strong economies of India, Indonesia and China. These forces will affect the North American economy and could contribute to a likely economic slow down, three years hence, as impacts of the aging population for healthcare cost, pension payouts and rising government debt servicing, particularly in the U.S., place negative pressure on the economies that we work in.

Taking all of this into consideration, our companies have prepared a three-year plan that shows new work and carry-over work continuing strong, billings increasing in the range of 25% over 2005, a modest increase in overhead and profits increasing in line with the growth in billings. All of these plans are forecasts and subject to short term shifts in our construction markets and actual fees earned depend significantly on our ability to execute our work profitably. We must be disciplined as we go forward to provide our clients with a high service level and to ensure that we always have resources to match our obligations and commitments to them.

It is exciting for us to enter our second century of operations with the strength and momentum that we have today. Once again we thank you, our employee shareholders, and your families for supporting our PCL team, and special thanks for your personal contributions through fiscal 2005. We look forward to reporting to you again in mid-year 2006.

Yours truly,	Yours truly,

PCL EMPLOYEES HOLDINGS LTD.	PCL EMPLOYEES HOLDINGS LTD.

Ross Grieve	Joseph D. Thompson
President	Chairman
Chief Executive Officer

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Note:

As a shareholder in PCL Employees Holdings Ltd., you are provided with information regarding the operations of its principal operating companies. We are a private organization, as opposed to a public company, and as such do not widely circulate financial or other information concerning our companies’ operations beyond what is required by law. In the same manner, we keep information regarding share ownership confidential, believing that the investment in the company by shareholder employees is a personal matter and that this information should not be circulated to others. The information contained in this letter and financial statements are for the exclusive information of employee shareholders and we trust that each of you will retain its confidentiality.

Board of Directors of PCL Employees Holdings Ltd.

Henry R. Gillespie	Businessman and Former PCL Executive
Edmonton, Alberta

Ross A. Grieve	President and Chief Executive Officer
Edmonton, Alberta	PCL Employees Holdings Ltd. and
PCL Construction Group Inc.

Joseph D. Thompson	Chairman of the Board, PCL Employees Holdings Ltd. and
Edmonton, Alberta	PCL Construction Group Inc.
Businessman and Former PCL Executive

Garnet K. Wells	Businessman and Former PCL Executive
Chestermere, Alberta

Auditors and Transfer Agents

The auditors of the company are:

KPMG LLP

Chartered Accountants

10125 – 102 Street

Edmonton, AB T5J 3V8

Canada

The company’s transfer agent is:

Computershare Investor Services Inc.

6th Floor, Western Gas Tower

530 – 8th Avenue SW

Calgary, AB T2P 3S8

Canada

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APPENDIX I – AWARDS

Internal awards

•	Bob Tarr Safety Award – 2005: PCL Construction Services, Inc. in Orlando.

External Awards

Since August 2005, our organization has been recognized for a wide variety of achievements:

•	Fortune 100 Best Companies to Work For in the U.S.: This is the first time we’ve made this list and we’re ranked #65!

•	Canada’s Top 100 Employers – 2006: One of the top 100 employers chosen by Mediacorp - this is the sixth year in a row that we’ve received this recognition.

•	Financial Post’s Ten Best Companies to Work For – 2006: FP chose their top ten based on Mediacorp’s Top 100 Employers list above.

•	Alberta’s Top 20 Employers – 2006: the Edmonton Journal chose their top 20 employers based on Top 100 Employers list two above.

•	50 Best Employers in Canada – 2006: Ranked #8 out of 50, up two spots from last year - it is the sixth year since the inaugural year of 2000 that we’ve made the top 50 (Globe and Mail Report on Business magazine).

•	Canada’s 50 Best Managed Companies, Platinum Club – 2005-2006: This is the eleventh time we’ve been recognized by the 50 Best program. It is also our third year in the Platinum Club.

•	Colorado’s Best Companies for Working Families – 2005: 4th out of 18 companies recognized overall, and one of five recognized in the medium-sized company category (third year we’ve won for our category/not consecutive).

•	2005 Best of the Best Award - Outstanding Safety Performance: PCL Constructors Canada Inc.(Toronto) wins for the Harbour View Estates I & II (Toronto Construction Association).

•	ACEC/CO Engineering Excellence Awards: PCL Construction Services, Inc. (Denver) wins Merit Award in the 2005 Innovative Design and Excellence in Structural Steel Awards program for the Denver International Airport Terminal Canopies (American Council of Engineering Companies).

•	2005 ACE Award for Construction Excellence: PCL Construction Services, Inc. (Denver) wins Meeting the Challenge of a Difficult Job/People’s Choice Award, General Contractor for the Quigg Newton Auditorium Theater Renovation (Ellie Caulkins Opera House) (Associated General Contractors of Colorado).

•	2005 Gold Hard Hat Award: PCL Construction Services, Inc. (Denver) wins in the Outstanding Restoration/Renovation Project category for the Quigg Newton Auditorium Theater Renovation (Ellie Caulkins Opera House)(Colorado Construction Magazine).

•	First Place, City of Ottawa Urban Design Excellence Award – 2005: PCL Constructors Canada Inc. (Ottawa), along with the owner and architect wins in the

Public Spaces and Civic Spaces category for the New Canadian War Museum (City of Ottawa Urban Design Awards).

•	First Place, Cast-in-place Concrete - Architectural Merit – 2005: PCL Constructors Canada Inc. (Ottawa), along with their partners, wins for the New Canadian War Museum.

•	First Place, Ontario Region Steel Design Awards – 2005: PCL Constructors Canada Inc. (Ottawa), along with their partners, wins in the Architectural Category for the New Canadian War Museum (Canadian Institute of Steel Construction).

•	2005 Southern California Development Forum Honorable Mention Award: PCL Construction Services, Inc. (Los Angeles) for the Vibiana Arts Project.

•	Top 50 Projects in California for 2005: PCL Construction Services, Inc. (Los Angeles) wins in the Best of 2005 – Higher Education Winner category for the UC Irvine California Institute for Telecommunications and Information Technology (California Construction Magazine).

•	2005 DBIA National Design-Build Award, Merit Award: PCL Construction Services, Inc. (Los Angeles) wins for the UC Irvine California Institute for Telecommunications and Information Technology (Design Build Institute of America).

•	2005 Top Projects (Alberta): PCL Construction Management Inc. (Calgary) on the list for the Sun Life Call Centre and the Health Research Innovation Centre Laboratory Building, PCL-Maxam, a Joint Venture (Calgary) on the list for the Bison Courtyard in Banff, and PCL-Maxam, a Joint Venture (Edmonton) on the list for the Veterans Centre, Markin/CNRL Natural Resources Engineering Centre and the Anthony Henday Blackmud Interchange (Alberta Construction Magazine).

Rankings

•	Top 40 Contractors in Canada: Ranked #1 in Nov/Dec issue of On-Site Magazine. PCL has been ranked #1 for more than 25 years.

•	Top 400 Contractors Sourcebook: Ranked #14 according to Engineering News Record (ENR) – up one spot from last year. PCL has ranked in the top 25 since 1995.

•	ENR Top 225 International Contractors – 2005: Ranked #26.

•	ENR Top 225 Global Contractors – 2005: Ranked #58.

•	ENR Top 200 Environmental Firms – 2005: Ranked #69: up 20 spots!

•	Venture 100 Biggest Public, Private and Crown Corporations – 2005: Ranked #21 out of 100, as per the September 2005 issue of Alberta Venture magazine

•	Largest Colorado Private Companies – 2005: #6 out of 250 according to the Denver Business Journal